07006375

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING APR 2 6 2007 WASH. D.C. 186 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

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SEC FILE NUMBER
8- 52388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HADLEY PARTNERS, INCORPORATED f/k/a D.F. Hadley & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 Rosecrans Avenue, Suite 4160
(No and Street)

El Segundo, (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Hadley (310) 643-7090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 6 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hadley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.F. Hadley & Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 12th day of April, 2007

Marilyn Sears
Notary Public

DFHadley
Signature

President
Title

MARILYN SEARS
Commission # 1579105
Notary Public - California
Los Angeles County
My Comm. Expires May 15, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
D.F. Hadley & Co., Inc.:

We have audited the accompanying statement of financial condition of D.F. Hadley & Co., Inc. (the Company), as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.F. Hadley & Co., Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 17, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

D.F. Hadley & Co., Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$	226,315
Accounts receivable		7,546
Marketable securities, at market		235,512
Furniture and equipment, net		30,797
Prepaid expenses		223
Deposits		6,000
Total assets	$	506,393

Liabilities & Stockholders' Equity

Liabilities

Accounts payable	$	3,689
Dividends payable		100,000
Total liabilities		103,689

Stockholders' equity

Common stock, no par value, 10,000 share authorized 1,333 shares issued and outstanding		1,333
Additional paid-in capital		69,315
Retained earnings		332,056
Total stockholders' equity		402,704
Total liabilities & stockholders' equity	$	506,393

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Corporate fee income	$ 2,505,025
Rental income	9,600
Interest income	6,835
Other income	3,916
Total revenue	2,525,376
Expenses	
Employee compensation and benefits	908,422
Communications	14,895
Occupancy and equipment rental	65,703
Taxes, other than income taxes	45,933
Other operating expenses	459,769
Total expenses	1,494,722
Income (loss) before income taxes	1,030,654
Income tax provision	5,837
Net income (loss)	$ 1,024,817

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance at December 31, 2005	$ 1,250	$ 58,322	$ 123,899	$ 183,471
Issuance of stock	83	10,993	–	11,076
Net income (loss)	–	–	1,024,817	1,024,817
Dividends	–	–	(816,660)	(816,660)
Balance at December 31, 2006	$ 1,333	$ 69,315	$ 332,056	$ 402,704

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Statement of Cash Flow
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 1,024,817
Adjustments to reconcile to net income (loss) to net cash provided by (used in) operating activities		
Depreciation	$ 14,252	
(Increase) decrease:		
Accounts receivable	(315)	
Prepaid income taxes	(223)	
Other assets	1,523	
(Decrease) increase:		
Accounts payable	(62,795)	
Income taxes payable	(16,143)	
Total adjustments		(63,701)
Net cash provided by (used in) operating activities		961,116
Cash flows from investing activities:		
Proceeds from sale of marketable securities, at market	296,237	
Purchase of marketable securities	(235,512)	
Purchase of equipment	(3,514)	
Net cash provided by (used in) investing activities		57,211
Cash flows from financing activities:		
Proceeds from collection on note receivable	10,000	
Proceeds from issuance of stock	11,076	
Distributions	(910,000)	
Net cash provided by (used in) financing activities		(888,924)
Net increase (decrease) in cash		129,403
Cash at beginning of year		96,912
Cash at end of year		$ 226,315

Supplemental disclosure of cash flow information:

Income taxes paid	$ 22,236
Interest paid	$ –

Supplemental disclosure of non cash activities:

The Company included securities valued at $6,660 as part of dividends.

Prior to December 31, 2006, the Company declared dividends of $100,000, which had not been paid at year end.

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

D.F. Hadley & Co., Inc. (The "Company") was incorporated in California on August 18, 1999. In August 2000, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

For the year ending December 31, 2006, the Company had about twenty (20) clients with three (3) clients contributing approximately 77% of the corporate fee income.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its corporate fee income when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Corporate fee income generally consists of retainers that are paid after letters of agreement are signed for consulting and investment banking business, as well as success fees upon the closing of transactions in which the Company participated.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) in a manner consistent with Federal depreciation guidelines.

The Company uses double declining method of depreciation which is not a generally accepted accounting principle. However, the difference between straight line and double declining method of depreciation is immaterial.

Advertising costs are expensed as incurred.

D.F. Hadley & Co., Inc.
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: MARKETABLE SECURITIES, AT MARKET

Marketable securities consist entirely of United States Treasury bills. At December 31, 2006, these securities are carried at their cost of $235,512, which approximates fair marketable value.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost, and consisted of the following at year end.

		Depreciable Life Years
Furniture & fixtures	$ 30,272	7
Machinery & equipment	38,194	5
Automobile	23,856	5
	92,322	
Less accumulated depreciation	(61,524)	
Net furniture and equipment	$ 30,797	

Depreciation expense for the year ended December 31, 2006 was $14,252.

Note 4: INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $5,837 represents the California Franchise and New York tax. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

In August 2005, the Company entered into a 36 month lease for office space. The lease commenced in November 2005. Future minimum lease expenses are as follows:

Year Ending December 31,	
2007	$ 61,978
2008	52,442
2009 & thereafter	–
	$ 114,420

Rent expense for the year ended December 31, 2006 was $65,703.

The Company subleases a of portion of its office space on a month to month basis. For the year ended December 31, 2006, the Company recorded $9,600 in rental income.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2006, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $354,714, which was $347,801 in excess of its required net capital of $6,913; and the Company's ratio of aggregate indebtedness ($103,689) to net capital was 0.29 to 1, which is less than the 15 to 1 maximum ratio allowed of a Broker/Dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $52,412 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 407,126
Adjustments:		
Retained earnings	$ (7,329)	
Non-allowable assets	(44,566)	
Haircuts	14	
Undue concentration	(531)	
Total adjustments		(52,412)
Net capital per audited statements		$ 354,714

D.F. Hadley & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Stockholders' equity		
Common stock	$ 1,333	
Additional paid-in capital	69,315	
Retained earnings	332,056	
Total stockholders' equity		$ 402,704
Less: Non–allowable assets		
Accounts receivable	(7,546)	
Furniture and equipment, net	(30,797)	
Prepaid expenses	(223)	
Deposits	(6,000)	
Total adjustments		(44,566)
Net capital before haircuts		358,138
Less: Haircuts and undue concentration		
Haircuts on securities	(585)	
Haircuts on money markets	(2,308)	
Undue concentration	(531)	
Total adjustments		(3,424)
Net capital		354,714
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 6,913	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		6,913
Excess net capital		$ 347,801
Ratio of aggregate indebtedness to net capital	0.29:1	

There was a $52,412 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 8.

See independent auditor's report.

D.F. Hadley & Co., Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirements is not applicable to D.F. Hadley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

D.F. Hadley & Co., Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to D.F. Hadley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

D.F. Hadley & Co., Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
D.F. Hadley & Co., Inc.:

In planning and performing our audit of the financial statements of D.F. Hadley & Co., Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 17, 2007

D.F. Hadley & Co., Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2006

END